SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13G

(Rule 13d-102)

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Solar Capital Ltd.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

83413U100

(CUSIP Number)

December 31, 2014

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

CUSIP No. 83413U100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Michael S. Gross
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 123,195
	6	SHARED VOTING POWER 2,079,002
	7	SOLE DISPOSITIVE POWER 123,195
	8	SHARED DISPOSITIVE POWER 2,079,002
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,202,197
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 5.2%**
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 83413U100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Bruce J. Spohler
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 2,079,002
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 2,079,002
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,079,002
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.9%**
12	TYPE OF REPORTING PERSON* IN

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 83413U100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Solar Capital Investors, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 1,285,013
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 1,285,013
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,285,013
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3.0%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 83413U100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Solar Capital Investors II, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 715,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 715,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 715,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 1.7%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 83413U100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Solar Capital Partners Employee Stock Plan, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 78,989
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 78,989
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,989
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%**
12	TYPE OF REPORTING PERSON* EP/OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 83413U100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Solar Capital Partners, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 78,989
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 78,989
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 78,989
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 0.2%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

CUSIP No. 83413U100	13G

1	NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) 2013 Grantor Retained Annuity Trust
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 20,000
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 20,000
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 20,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES* ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 Less Than 0.1%**
12	TYPE OF REPORTING PERSON* OO

*	SEE INSTRUCTIONS BEFORE FILLING OUT.
**	SEE ITEM 4(B).

Introductory Note for Schedule 13G

This Schedule 13G (the “Schedule 13G”) is being filed on behalf of Mr. Michael S. Gross; Mr. Bruce J. Spohler; Solar Capital Investors, LLC, a Delaware limited liability company (“Solar I”); Solar Capital Investors II, LLC, a Delaware limited liability company (“Solar II”); Solar Capital Partners Employee Stock Plan, LLC, a Delaware limited liability company (“SCP Plan”); Solar Capital Partners, LLC, a Delaware limited liability company (“Solar Partners”) and the 2013 Grantor Retained Annuity Trust setup by and for Mr. Gross and for which he acts as sole trustee (the “GRAT”) to report their beneficial ownership of common stock, par value $0.01 per share (the “Common Stock”) of Solar Capital, Ltd., a Maryland corporation (the “Issuer”).

This Schedule 13G relates to Common Stock of the Issuer purchased by Mr. Gross directly in his personal accounts and by Mr. Gross indirectly through Solar I, Solar II, the SCP Plan and the GRAT. This Schedule 13G also relates to the Common Stock of the Issuer purchased by Mr. Spohler indirectly through Solar I, Solar II and the SCP Plan. Mr. Gross and Mr. Spohler are controlling members of Solar I, Solar II and Solar Partners. Solar Partners is the controlling member of the SCP Plan, and thus, Mr. Gross and Mr. Spohler direct the control of the SCP Plan through Solar Partners. Mr. Gross serves as the sole trustee of the GRAT and, as a result, has sole power to direct the vote and disposition of those shares held by the GRAT. Mr. Gross, as beneficial owner of the shares held directly in his personal accounts and indirectly by Solar I, Solar II, the SCP Plan and the GRAT, may direct the vote and disposition of 2,202,197 Common Stock. Mr. Spohler, as the beneficial owner of shares held indirectly by Solar I, Solar II and the SCP Plan, may direct the vote and disposition of 2,079,002 shares of Common Stock. Of the above shares, Solar I holds 1,285,013 shares of Common Stock and may direct the vote and disposition of those shares. Solar II holds 715,000 shares of Common Stock and may direct the vote and disposition of those shares. The SCP Plan holds 78,989 shares of Common Stock and may direct the vote and disposition of those shares, and Solar Partners, as the sole member of the SCP Plan, also indirectly controls the shares held by the SCP Plan. The GRAT holds 20,000 shares of Common Stock and may direct the vote and disposition of those shares.

Item 1(a)	Name of Issuer.

Solar Capital Ltd.

Item 1(b)	Address of Issuer’s Principal Executive Offices.

500 Park Avenue

New York, NY 10022

Item 2(a)	Name of Person Filing.

Mr. Michael S. Gross, Mr. Bruce J. Spohler, Solar Capital Investors, LLC (“Solar I”), Solar Capital Investors II, LLC (“Solar II”), Solar Capital Partners Employee Stock Plan, LLC (“SCP Plan”), Solar Capital Partners, LLC (“Solar Partners”) and the 2013 Grantor Retained Annuity Trust (“GRAT”).

Item 2(b)	Address of Principal Business Office for All Reporting Persons.

500 Park Avenue

New York, NY 10022

Item 2(c)	Citizenship or Place of Organization.

Mr. Gross and Mr. Spohler are each United States citizens. Solar I, Solar II, the SCP Plan and Solar Partners are each a limited liability company organized under the laws of the State of Delaware. The GRAT is a trust organized under the laws of the State of New York.

Item 2(d)	Title of Class of Securities.

Common Stock, par value $0.01 per share (the “Common Stock”).

Item 2(e)	CUSIP Number.

83413U100

Item 3	Reporting Person.

Not Applicable.

Item 4	Ownership.

(a)	Mr. Gross is the beneficial owner of 2,202,197 shares of Common Stock. Mr. Spohler is the beneficial owner of 2,079,002 shares of Common Stock. Solar I is the beneficial owner of 1,285,013 shares of Common Stock. Solar II is the beneficial owner of 715,000 shares of Common Stock. Each of the SCP Plan and Solar Partners is the beneficial owner of 78,989 shares of Common Stock, and the GRAT is the beneficial owner of 20,000 shares of Common Stock.

(b)	Mr. Gross is the beneficial owner of 5.2% of the outstanding Common Stock, and Mr. Spohler is the beneficial owner of 4.9% of the outstanding Common Stock. Solar I is the beneficial owner of 3.0% of the outstanding Common Stock, and Solar II is the beneficial owner of 1.7% of the outstanding Common Stock. Each of the SCP Plan and Solar Partners is the beneficial owner of 0.2% of the outstanding Common Stock, and the GRAT is the beneficial owner of less than 0.1% of the outstanding Common Stock. Each of these percentages is determined by dividing the number of shares beneficially owned by each respective party by 42,465,162, the number of Common Stock issued and outstanding as of November 3, 2014, as reported in the Issuer’s most recent Form 10-Q filed on November 4, 2014.

(c) (i)	Mr. Gross has sole voting and dispositive power with respect to 123,195 shares of Common Stock through his personal accounts and as the sole trustee of the GRAT. Mr. Gross, as a controlling member of Solar I, Solar II and Solar Partners (and thus controlling the SCP Plan), has shared voting and dispositive power with respect to 2,079,002 shares of Common Stock, which are held by Solar I, Solar II and the SCP Plan.

(ii)	As a controlling member of Solar I, Solar II and Solar Partners (and thus controlling the SCP Plan), Mr. Spohler has shared voting and dispositive power with respect to 2,079,002 shares of Common Stock, which are held by Solar I, Solar II and the SCP Plan.

(iii)	As holder of the shares, Solar I has sole voting and dispositive power with respect to 1,285,013 shares of Common Stock.

(iv)	As holder of the shares, Solar II has sole voting and dispositive power with respect to 715,000 shares of Common Stock.

(v)	As holder of the shares, the SCP Plan has sole voting and dispositive power with respect to 78,989 shares of Common Stock.

(vi)	As a controlling member of the SCP Plan, Solar Partners has shared voting and dispositive power with respect to 78,989 shares of Common Stock, which are held by the SCP Plan.

(vii)	As holder of the shares, the GRAT has sole voting and dispositive power with respect to 20,000 shares of Common Stock.

Item 5	Ownership of Five Percent or Less of a Class.

Not Applicable.

Item 6	Ownership of More than Five Percent on Behalf of Another Person.

Not Applicable.

Item 7	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

Not Applicable.

Item 8	Identification and Classification of Members of the Group.

Not Applicable.

Item 9	Notice of Dissolution of Group.

Not Applicable.

Item 10	Certification.

Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: February 13, 2015

/s/ Michael S. Gross
Michael S. Gross

/s/ Bruce J. Spohler
Bruce J. Spohler

SOLAR CAPITAL INVESTORS, LLC

By:	/s/ Michael S. Gross

Michael S. Gross
Managing Member

SOLAR CAPITAL INVESTORS II, LLC

By:	/s/ Michael S. Gross

Michael S. Gross
Managing Member

SOLAR CAPITAL PARTNERS EMPLOYEE STOCK PLAN, LLC

By: Solar Capital Partners, LLC, its owner

By:	/s/ Michael S. Gross

Michael S. Gross
Managing Member of Solar Capital Partners,
LLC

SOLAR CAPITAL PARTNERS, LLC

By:	/s/ Michael S. Gross

Michael S. Gross
Managing Member

2013 Grantor Retained Annuity Trust

By:	/s/ Michael S. Gross

Michael S. Gross Trustee

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the persons named below agree to the joint filing on behalf of each of them of a Statement on Schedule 13G dated February 13, 2015 (including amendments thereto) with respect to the Common Stock, par value $0.01 per share, of Solar Capital Ltd. This Joint Filing Agreement shall be filed as an Exhibit to such Statement. The undersigned acknowledge that each shall be responsible for the timely filing of any amendments to such joint filing and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others.

/s/ Michael S. Gross
Michael S. Gross

/s/ Bruce J. Spohler
Bruce J. Spohler

SOLAR CAPITAL INVESTORS, LLC

By:	/s/ Michael S. Gross

Michael S. Gross
Managing Member

SOLAR CAPITAL INVESTORS II, LLC

By:	/s/ Michael S. Gross

Michael S. Gross
Managing Member

SOLAR CAPITAL PARTNERS EMPLOYEE STOCK PLAN, LLC

By: Solar Capital Partners, LLC, its owner

By:	/s/ Michael S. Gross

Michael S. Gross
Managing Member of Solar Capital Partners,
LLC

1

SOLAR CAPITAL PARTNERS, LLC

By:	/s/ Michael S. Gross

Michael S. Gross
Managing Member

2013 Grantor Retained Annuity Trust

By:	/s/ Michael S. Gross

Michael S. Gross
Trustee

2